

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Robert Bennett
Chief Executive Officer
LIGHTJUMP ACQUISITION CORP
2735 Sand Hill Road
Suite 110
Menlo Park, CA 94025

      Re: LIGHTJUMP ACQUISITION CORP
         Form S-1 filed December 18, 2020; Form S-1/A filed December 30, 2020
         File No. 333-251435

Dear Mr. Bennett:

      We have reviewed your registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 18, 2020

Our amended and restated certificate of incorporation will provide,..., page 36

1.   We note the disclosure in this section exempts Exchange Act claims and allows for Securities Act claims in the federal district court for the District of Delaware or Court of Chancery in the State of Delaware. We also note the discussion on page 81 exempts Exchange Act claims and rather than allow Securities Act claims in federal court, completely exempts Securities Act claims. Both of these sections are also inconsistent with Exhibit 3.2, Article IX which does not discuss Securities Act or Exchange Act claims. Please ensure that the exclusive forum provision in the governing document is consistent with your prospectus disclosure, or tell us how you will inform investors in future filings that the provision does not apply to claims under the Exchange Act and allows Securities Act claims to be brought in the federal district court for the District of Delaware and Court of Chancery in the State of Delaware or exempts Securities Act claims.

Exhibit 4.4, page II-4

2.   We note Section 9.3 which discusses Applicable Law. Please provide a discussion of this section in the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction